

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Judith Bjornaas
Chief Financial Officer
ManTech International Corporation
2251 Corporate Park Drive
Herdon, VA 20171

   Re: ManTech International Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 21, 2020
    File No. 000-49604

Dear Ms. Bjornaas:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 29

1. Please present accounts payable separately from accrued expenses. Also, tell us and disclose with quantification as of each balance sheet date any component of accrued expenses exceeding the disclosure threshold. Refer to Rules 5-02.19 and .20 of Regulation S-X.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services